August 8, 2017	William L. Tolbert, Jr. Tel +1 740 633 9500 WTolbert@jenner.com

VIA EDGAR

Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Snyder’s-Lance, Inc.

Form 10-K for the Fiscal Year ended December 31, 2016

Filed February 28, 2017

Response Dated June 9, 2017

File No. 000-00398

Dear Mr. Hiller:

On behalf of Snyder’s-Lance, Inc. (the “Company”), we hereby acknowledge receipt by the Company of the letter dated July 20, 2017 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K filed with the Commission on February 28, 2017 and the Company’s Response dated June 9, 2017.

Pursuant to my conversation with you, this letter confirms the Company’s request for an extension of time to respond to the Comment Letter so that it can devote appropriate resources and time to consider the Staff’s comments and complete its responses, including consulting with the Company’s independent registered public accounting firm. The Company expects to submit its response no later than August 17, 2017, and will appreciate the Staff’s courtesy in this matter.

Please contact the undersigned at (740) 633-9500 or Kevin T. Collins at (212) 891-1634 should you require further information or have any questions.

Sincerely,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

cc:	Kimberly Calder, Assistant Chief Accountant

John Cannarella, Staff Accountant

United States Securities and Exchange Commission